# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rare Earths Americas, Inc., CIK 0002095743
CUSIP: 75381A108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, Georgia (GA), 31816
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002135025

## Reporting persons
- KITABELLA PTY LTD: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,100,393; sole dispositive power 0; shared dispositive power 1,100,393; aggregate amount beneficially owned 1,100,393 (5.5% of the class)
  Comment: The reported securities are held directly by Kitabella PTY LTD ("Kitabella") as Trustee for the Kitabella Trust and indirectly by Kirk Kileff and Sarah-Anne Kileff, individuals who each own 50 percent of Kitabella. As a result, each of Kitabella, Kirk Kileff and Sarah-Anne Kileff may be deemed to have or share beneficial ownership of securities held by Kitabella.
- Kileff Kirk Graham: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,100,393; sole dispositive power 0; shared dispositive power 1,100,393; aggregate amount beneficially owned 1,100,393 (5.5% of the class)
- Kileff Sarah-Anne: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 1,100,393; sole dispositive power 0; shared dispositive power 1,100,393; aggregate amount beneficially owned 1,100,393 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Rare Earths Americas, Inc.
Address of issuer's principal executive offices: 101 W. MAIN STREET, MANCHESTER, GEORGIA, 31816

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k).
(i) Kitabella Pty Ltd
(ii) Kirk Kileff
(iii) Sarah-Anne Kileff
Address of principal business office or, if none, residence:
(i) Kitabella Pty Ltd: 37 Kardinia Road, Mosman NSW 2088, Australia
(ii) Kirk Kileff: 37 Kardinia Road, Mosman NSW 2088, Australia
(iii) Sarah-Anne Kileff: 37 Kardinia Road, Mosman NSW 2088, Australia
Citizenship:
(i) Kitabella Pty Ltd: Australia
(ii) Kirk Kileff: Australia
(iii) Sarah-Anne Kileff: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,100,393
Percent of class: 5.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,100,393
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,100,393

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KITABELLA PTY LTD: Kirk Kileff, Director (05/29/2026)
- KITABELLA PTY LTD: Sarah-Anne Kileff, Director (05/29/2026)
- Kileff Kirk Graham: Kirk Kileff, Director (05/29/2026)
- Kileff Sarah-Anne: Sarah-Anne Kileff, Director (05/29/2026)